United States securities and exchange commission logo





                                October 2, 2020

       Tilman J. Fertitta
       Chief Executive Officer
       Landcadia Holdings II, Inc.
       1510 West Loop South
       Houston, TX 77027

                                                        Re: Landcadia Holdings
II, Inc.
                                                            Amendment No. 1 to
Preliminary Merger Proxy Statement on Schedule 14A
                                                            Filed September 18,
2020
                                                            File No. 001-38893

       Dear Mr. Fertitta:

              We have reviewed your September 18, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 8, 2020 letter.

       Amendment No. 1 to Preliminary Merger Proxy Statement Filed September 18, 2020

       Summary Term Sheet, page 10

   1. We note your revised disclosure on page 114 in response to prior comment 6 that the subscription note
receivable issued to LF LLC, the parent of GNOG, will be forgiven in a non-cash equity
transaction. Please revise to clearly disclose here, and throughout your filing, that the
principal amount outstanding under GNOG LLC   s Intercompany Note will
                                                        be reduced concurrently
with the closing through a distribution of capital to LF LLC.
   2. Please highlight the total amount of debt to be repaid to an affiliated entity of Jefferies
                                                        Group in connection
with the transaction.
 Tilman J. Fertitta
FirstName  LastNameTilman
Landcadia Holdings II, Inc. J. Fertitta
Comapany
October    NameLandcadia Holdings II, Inc.
        2, 2020
October
Page 2 2, 2020 Page 2
FirstName LastName
Summary of this Proxy Statement
Economic Ownership Interests Upon Closing, page 46

3.       Please balance your disclosures here and elsewhere that indicate that
the Company   s
         public stockholders will have 84.9% to 85.5% economic ownership interest in New
         GNOG to clarify that this interest effectively represents less than a 50% indirect economic ownership interest in Landcadia HoldCo based on your organizational structure.
Sources and Uses for the Transaction, page 48

4. Please explain to us how these tables presented here and beginning on page 165 provide a complete depiction of the sources and uses for funding the transaction. In this regard, you should clarify how the sources of funding will be used as a distribution of capital to LF
         LLC through the forgiveness of GNOG   s Intercompany Note and explain
the redemption
         rights associated with the GNOG Rollover Equity.
Risk Factors
Risks Related to GNOG   s Business and Industry
GNOG relies on information technology and other systems and platforms..., page
62

5. We note your response to prior comment 3. To the extent material, please revise to quantify the percentage of gaming revenue and fixed fee amounts to be paid to your third party technology infrastructure vendors.
Notes to Unaudited Pro Forma Combined Condensed Financial Information
Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Financial
Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 113

6. For adjustment D, please provide us your accounting analysis of, and disclose, how you measured the carrying amount of the 31,350,625 HoldCo Class B units classified as temporary equity. Refer to ASC 805-20-30 and ASC 480-10-S99-3A.
7. We note your revised disclosure regarding adjustment H in response to prior comment 6 indicating that the remaining subscription receivable will be classified as noncontrolling interests as the subscription receivable is with the same holder of the HoldCo Class B
         Units treated as a noncontrolling interest. Subscription receivables from holders of redeemable equity instruments should be presented as a reduction of the related temporary
         equity. In addition, please explain the nature of the GNOG   s
receivable from parent
         included in total current assets as of June 30, 2020. In this regard, it appears to relate to the subscription receivable and should also be reclassified as a reduction to noncontrolling interest. Please revise. Refer to Rule 5-02(27)(b) of Regulation S-X.
8. We note your revised disclosure regarding adjustment H in response to prior comment 6 indicating that $144.2 million of the subscription note receivable issued to LF LLC will be forgiven in a non-cash equity transaction at the Closing. Please address the following in
 Tilman J. Fertitta
FirstName  LastNameTilman
Landcadia Holdings II, Inc. J. Fertitta
Comapany
October    NameLandcadia Holdings II, Inc.
        2, 2020
October
Page 3 2, 2020 Page 3
FirstName LastName
         regard to the remaining receivable:

                Tell us how the remaining receivable will be settled based on the terms of the A&R
              HoldCo LLC Agreement and the Second A&R Intercompany Note to be entered into concurrently with the closing of the transaction, and whether it is expected to be similarly forgiven.

                Explain how the additional issuances of HoldCo Class B Units and the equivalent number of shares of New GNOG Class B common stock in consideration of payments made by LF LLC impact the accounting for the receivable. Tell us how the redeemability of the Landcadia HoldCo Class B Units impact the accounting. In addition, describe how the automatic downward adjustment, to the extent necessary for the total voting power of all shares of New GNOG common stock beneficially held by Mr. Fertitta and his affiliates not to exceed 79.9%, will affect these additional issuances.

                Provide a complete accounting analysis to support the characterization as a subscription receivable. As part your analysis, address what consideration was given to accounting for the prior payment to the parent of GNOG as a distribution of capital.
Proposal No. 1     The Transaction Proposal
The Purchase Agreement
Structure; Consideration to be Paid in the Transaction, page 128

9. We note your response to prior comment 8, in which you provided your analysis as to
         whether LHGN HoldCo, LLC (   Landcadia Holdco   ) possesses the
characteristics of a
         variable interest entity in accordance with ASC 810-10-15-14. Please address the following:

                We note that Landcadia Holdco is an LLC for which New GNOG will be the sole manager. Please explain to us whether you evaluate Landcadia Holdco as a legal entity similar to a partnership or as a corporation and the basis for your conclusion.
              To the extent Landcadia Holdco should be evaluated as a partnership, provide us with your analysis under ASC 810-10-15-14(b)(1)(ii).

                We note your analysis of ASC 810-10-15-14(c), in which you determined that substantially all of the activities of Landcadia Holdco do not either involve or are conducted on behalf of the investor that has disproportionately few voting rights (LF
              LLC in this case). Please explain to us how you considered the affiliate relationship that New GNOG has with LF LLC in reaching that determination. Refer to ASC
              810-10-15-14(c)(2), which states that activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor.
 Tilman J. Fertitta
FirstName  LastNameTilman
Landcadia Holdings II, Inc. J. Fertitta
Comapany
October    NameLandcadia Holdings II, Inc.
        2, 2020
October
Page 4 2, 2020 Page 4
FirstName LastName

                To the extent you determine that Landcadia Holdco is a variable interest entity in response to the items above, please identify for us the primary beneficiary and the basis for that identification.
Our Board   s Reasons for the Approval of the Transaction
Value Proposition That is Not Fully Recognized by the Market, page 157

10.      Please revise to explain why management considers DraftKings comparable to
         the Company's gaming business. In that regard, we note DraftKings provides real money
         Daily Fantasy Sports and sports wagering, which accounted for less than 1% of your revenues for 2019, and that they do not provide other iGaming products.
GNOG Management   s Discussion and Analysis of Financial Condition and Results
of
Operations
Contractual Obligations, page 239

11.      Please disclose changes in GNOG   s contractual obligations during the
interim period.
         Refer to Instruction 7 to Item 303(b) of Regulation S-K.
Golden Nugget Online Gaming, Inc.
Notes to the Unaudited Condensed Financial Statements, page F-40

12. Please revise to provide subsequent events disclosures pursuant to ASC 855-10-50-1 and
         50-2. In addition, consider disclosing the nature of and an estimate of the financial effect
         of the audit of FEI   s 2017 and 2018 tax returns, as noted from your
disclosure on page
         77.
Note 7. Commitments and Contingencies, page F-44

13. Please revise to provide disclosures pursuant to ASC 440-10-50 related to the market access agreement with Keweenaw Bay Indian Community, as noted from your disclosure on page F-59.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
 Tilman J. Fertitta
Landcadia Holdings II, Inc.
FirstName
October 2, 2020LastNameTilman J. Fertitta
Comapany
Page    5      NameLandcadia Holdings II, Inc.
October 2, 2020 Page 5
cc:       Joel Rubinstein, Esq.
FirstName LastName